GOWLINGS

1, Place Ville Marie
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Montreal (Quebec)
Canada H3B 3P4
Tel (514) 878-9641
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www.gowlinge com

Leonard Serafini

Ligne directe (514) 392-9534 Adjoint(e) Marie-Noelle Chow

(514) 878-1041, posle 65235 Leonard.Serafini@gowlings.com

VIA SEDAR
Montréal, le 28 juillet 2005 Autorité des marchés financiers Tour de la Bourse 800, Square Victoria 22[e] étage Montréal (Québec) H4Z 1G3

Attention : Madame Josée Deslauriers Directrice - Marché des capitaux

Objet : Demande de dispense de prospectus sous I'autorité de I'articie 50 de la Loi sur les valeurs mobilieres (Quebec) (Ia Loi) dans le cadre d'un regroupement par vole d'arrangement de Highpoint Resources Inc. et de Enterra Energy Trust et d'un échange d'actions avec les actionnaires de Highpoint Resources Inc.

Notre dossier : A102498

Mesdames et Messieurs,

Nous intervenons en notre qualité de conseillers juridiques spéciaux pour la province de Québec de Highpoint Resources Inc. (Highpoint) et de Enterra Energy Trust (la fiducie) dans le cadre d'un regroupement proposé entre Highpoint et la fiducie et de l'echange des actions de Highpoint contre des parts de la fiducie et(ou) des actions échangeables de Rock Mountain Acquisition Corp. (AcquisitionCo) avec les actionnaires de Highpoint, aux termes duquel Highpoint deviendra une filiale en propriete exclusive de AcquisitionCo.

Aux termes de I'arrangement, les actionnaires de Highpoint auront droit de recevoir 0,105 d'une part de la fiducie (les parts) pour chaque action de Highpoint (Ies actions de Highpoint) quills détiennent ou, au choix du porteur, 0,105 d'une action échangeable de AcquisitionCo, chaque action échangeable entière de AcquisitionCo donnant le droit d'acquérir une part de la fiducie sans contrepartie additionnelle.

Les porteurs d'options peuvent choisir de participer à l'arrangement en levant leurs options, mais les actions de Highpoint qui seront émises tors de I'exercice des options d'achat d'actions de Highpoint ne pourront être échangées que contre 0,105 part de la fiducie.

Chaque option d'achat d'actions de Highpoint qui n'aura pas été levée à la date de prise d'effet de I'arrangement sera annulée. Le conseil d'administration de Highpoint a modifié le régime d'option d'achat d'actions afin que la totalité des options soient dévolues avant Ia date de prise d'effet.

L'arrangement a été conclu aux termes de I’article 193 de la Loi intitulée Business Corporations Act (Alberta) (I'ABCA) . Les actionnaires de Highpoint bénéficient d'un droit à la dissidence à l’égard de l'arrangement aux termes de l’article 191 de 1'ABCA. L'opération est assujettie à une condition à l'effet que les porteurs d'au plus 3 % des actions ordinaires de Highpoint en circulation ne se seront prévalus de leur droit à la dissidence.

Le conseil d'administration et la direction de Highpoint détiennent, directement ou indirectement, ou exercent une emprise ou une direction, sur environ 2 860 780 actions ordinaires de Highpoint (soit environ 3,6%) et 3 166 666 options, représentant environ 60,6 % des options émises et en circulation ou 7,1 % des actions ordinaires émises et en circulation sur une base diluée. En outre, les porteurs de 19 780 125 actions ou options de Highpoint (soft environ 32%) ont convenu de voter en faveur de l'arrangement.

Si l'arrangement est conclu tel que sus-dit, les actionnaires actuels de Highpoint détiendront environ 24,4 % de l'ensemble des parts de fiducie de Enterra sur une base diluée immédiatement après la conclusion de l'Arrangement.

Les parties ont convenu que Highpoint sera tenue de verser 3 000 000 $ en frais de résiliation si ('opération n’est pas conclue.

L'arrangement a été autorisé par la Cour du Banc de la Refine de l'Alberta aux termes d'une ordonnance provisoire en date du 31 mars 2005.

Les actions échangeables ne seront pas inscrites à la cote d'une bourse et aucune demande à cet été n'a ete formulée. Le nombre d'actions échangeables qui pourra être émis dans le cadre de l'arrangement est Iimité à 2 500 000 actions. Si la demande pour les actions échangeables est supérieure à ce nombre, le nombre d'actions échangeables sera alors rajusté au pro rata. Les actionnaires de Highpoint qui ne résident pas au Canada, ainsi que ceux qui son' exemptés d'impôt, ne seront pas admissibles à recevoir des actions échangeables.

Une circulaire de sollicitation de procurations en date du 18 juillet 2005 (la circulaire), contenant des renseignements de nature de prospectus sur Highpoint et la fiducie ainsi que sur l'arrangement, a été mise à la poste à l'intention des actionnaires de Highpoint en vue d'une assemblée extraordinaire des actionnaires de Highpoint devant avoir lieu le 11 aout 2005.

On prévoit que la date de prise d'effet de l'arrangement sera la date à laquelle les statuts d'arrangernent seront déposés aux termes de I'ABCA, soit aussitôt que possible après que la Cour du Banc de la Reine de l'Alberta ait rendu son ordonnance définitive concernant l'arrangement, soit le ou vers 16 aoOt 2005.

1.

HIGHPOINT RESOURCES INC. (HIGHPOINT)

1.1

Highpoint a été constituée le 15 avril 1994 sous l'autorité de I'ABCA, sous la

dénomination 607572 Alberta Ltd., dénomination qu'elle a modifiée le 24 juin 1994

à Highpoint Energy Corporation. Le 12 septembre 1995, Highpoint a fait

l’acquisition de Cottonwood Oil and Gas Ltd. et s'est fusionnée avec cette dernière sous I'autorité de I'ABCA. Pour valoir en date du 19 juin 2002, Highpoint a fait

I'acquisition de Mesquite Exploration Ltd. (Mesquite). Au moment de l'acquisition, Mesquite avait deux filiales en propriété exclusive, toutes deux constituée sous I'autorité de I'ABCA, soit Mesquite Acquisitions Inc. et Mesquite Exploration (SK Assets) Ltd. qui sont devenues des filiales en propriété exclusive indirecte de Highpoint. Highpoint a également fait l'acquisition de Mesquite Productions Partnership, dont les associés étaient Mesquite Exploration Ltd. (SK Assets) Ltd. et Mesquite. Le 1' janvier 2003, Mesquite Acquisition Inc. s'est fusionnee avec Mesquite et la société résultante s'est fusionnée avec Highpoint. Par la suite, Mesquite Exploration (SK Assets) Ltd. a change sa dénomination sociale à celle de Highpoint Exploration (SK Assets) Ltd. et est devenue filiale en propriété exclusive directe de Highpoint. Pour valoir en date du 15 juillet 2003, Highpoint a fait l'acquisition de Glacier Ridge Resources Ltd. (Glacier Ridge) qui a changé sa dénomination sociale à Highpoint GRR Ltd.

1.2

Highpoint s'occupe d'exploration et de mise en valeur de petrolieres et gazières dans I'Ouest canadien.

1.3

Le siège social de Highpoint est situé au 255 - 5 Avenue S.W., bureau 1400, Calgary (Alberta), T2P 3G6, alors que son bureau inscrit est situé au 350 - 7th Avenue S.W., bureau1400, Calgary (Alberta), T2P 3N9.

1.4

Le capital autorisé de Highpoint se compose d'un nombre illimité d'actions ordinaires et d'actions privilegiées, dont 79 792 531 actions ordinaires at aucune action privilegiée n'etaient émises et en circulation au 31 juin 2005.

1.5

Environ 5 225 525 options d'achat d'actions de Highpoint sont en circulation.

1.6

Les actions de Highpoint sont entièrement participantes et component des droits de vote. Les actions de Highpoint sont présentement inscrites à la cote de la Bourse de Toronto (Ia Bourse TSX), sous le symbole HPB.

 1.7

Le 30 mai 2005, le dernier jour de séance avant l'annonce de ('opération, le cours de clôture des actions de Highpoint à la Bourse TSX s'établissait à 1,78 $ ('action, Le 15 juillet 2005, le cours de clôture était de 2,71 $ l'action.

1.8

Highpoint est un émetteur assujetti dans toutes les provinces du Canada, sauf I'Île-du-Prince-Edouard at Terre Neuve et Labrador.

1.9

En autant que nous sachions, aucune personne ne détient, directement ou indirectement, plus de 10 % des droits de vote afférents à toutes les catégories d'actions de Highpoint ou exerce un contrôle ou une emprise sur de telles actions.

1.10

Le conseil d'administration de Highpoint a mandaté Corporation First Energy Capital de préparer un rapport sur le caractère équitable de l'operation. Dans un rapport en date du 18 juillet 2005, dont copie est jointe à la circulaire à l'annexe E, Corporation FirstEnergy Capital a conclu que la rémunération versée dans le cadre de l’arrangement était équitable d'un point de vue financier pour les actionnaires de Highpoint.

2.

ENTERRA ENERGY TRUST (LA FIDUCIE)

 2.1

La fiducie est une fiducie de redevances pétrolières et gazières constituée selon Ies lois de l'Alberta aux termes dune déclaration de fiducie en date du 24 octobre 2003.

 2.2

La fiducie s'occupe d'acquérir, de posséder et d'exploiter des participations économiques directes at des participations de redevances dans des propriétés pétrolières at gazières et en répartir leur produit auprès de porteurs de parts sur une base périodique.

2.3

Le siège social at la principale place d'affaires de la fiducie sont situées au 500 - 4th Avenue S.W., bureau 2600, Calgary (Alberta), T2P 2V6.

2.4

Le capital autorisé de la fiducie se compose d'un nombre illimité de parts, dont 34 688 174 parts étaient émises at en circulation, le 30 juin 2005.

2.5

Les parts de la fiducie sont entièrement participantes et comportement droit de vote. Les parts de la fiducie sont présentement inscrites à la cote de la Bourse TSX sous le symbole ENT.UN et sur la NASDAQ sous le symbole EENC.

2.6

Le 15 juillet 2005, le cours de clôture des parts de la fiducie à la Bourse TSX s'établissaient à 30,52 $.

2,7

La fiducie est un émetteur assujetti dans toutes Ies provinces du Canada, sauf I'Île-du-Prince-douard et Terre Neuve et Labrador.

2.8

En autant que noes sachions, personne ne détient, directement ou indirectement, plus de 10 % de vote afférents à toutes Ies catégories de parts de la fiducie, ou exerce un contrôle ou une emprise sur de telles parts.

3.

ROCKY MOUNTAIN ACQUISITION CO. (ACQUISITIONCO)

3.1

AcquisitionCo est société membre du groupe de la fiducie a été constituée a la seule fin de l'opération.

3.2

La totalité du capital émis at en circulation de AcquisitionCo est la propriété indirecte de la fiducie.

4.

ORDONNANCES RECHERCHÉES

Dispense de prospectus et d'inscription

4.1

Nous demandons par Ies présentes une dispense de prospectus et d'inscription aux termes de l'article 50 de la Loi sur les valeurs mobilières (Quebec) (la Loi) afin de permettre à la fiducie d'émettre ses parts en échange d'actions ordinaires de Highpoint dans le cadre de l'arrangement selon le ratio d'échange.

4.2

 Puisque la fiducie et HighPoint sont des émetteurs assujettis au Quebec, aucun prospectus n’est exigé pour l’alienation des parts ou actions échangeables de AcquisitionCo acquises sous le régime de la dispense de l'article 50, selon Ies dispositions de l'article 60 de la Loi.

4.3

Nous joignons sous pli copie de la circulaire de même que copie de I'avis selon I'article 106 du Règlement sur les valeurs mobilières (Quebec).

4.4

Nous joignons également sous pli les droits de 11 579,07 $ calculés comme suit :

79 792 531 x 0,105 x 30,52	$ X 0,02% ÷ 4 X 85%	= 10 867,38 $ plus
5 225 525 x 0,105 x 30,52	$ x 0,02% ÷ 4 x 85%	= 711,69 $ (en supposant que

toutes les options d'achat d'actions sont levees).

Nous vous prions d'agréer, Mesdames at Messieurs, l'expression de nos meiileurs sentiments.

(signé) Leonard Serafini